UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2005

SK Telecom Co., Ltd.
(Translation of registrant’s name into English)

99, Seorin-dong
Jongro-gu
Seoul, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑                     Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐                     No ☑

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                         .)

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
SIGNATURES

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This report on Form 6-K contains “forward-looking statements”, as defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate”, “believe”, “consider”, “depends”, “estimate”, “expect”, “intend”, “plan”, “project” and similar expressions, or that certain events, actions or results “will”, “may”, “might”, “should” or “could” occur, be taken or be achieved.

     Forward-looking statements in this report on Form 6-K include, but are not limited to, statements related to the following:

•	our expectations and estimates related to: revenues, average monthly revenue per user, EBITDA margin, marketing expenses and number of subscribers for the year of 2005;

•	our estimates related to capital expenditures,

•	the projected timing and development of W-CDMA, high speed download packet access (“HSDPA”), dual band dual mode (“DBDM”) phones and the WiBro business;

•	our involvement in operational business models in countries other than Korea;

•	our ability to successfully develop the mobile virtual network operator (“MVNO”) business with EarthLink, Inc., the level of investment and the expected internal rate of return;

•	TU Media Corp. expected launch of commercial satellite digital multimedia broadcasting services;

•	our plans to increase the dividend payout ratio, increase shareholder value and confidence; and

•	estimates and expectations related to our business and operation plans for the year of 2005 through 2009.

     We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect. Risks and uncertainties associated with our business include, but are not limited to, risks related to changes in the regulatory environment; technology changes; potential litigation and governmental actions; changes in the competitive environment; political changes; currency risks; foreign ownership limitations; credit risks; reliance on third parties to implement certain plans and other risks and uncertainties that are more fully described under the heading “Key Information — Risk Factors” beginning on page 11 of our annual report on Form 20-F filed with the United States Securities and Exchange Commission on June 1, 2004. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. We do not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.

SK Telecom Co., Ltd. (“SK Telecom”) conducted a CEO conference call on January 26 where the following has been announced.

EXPECTATIONS AND ESTIMATES FOR 2005

We expect that, for the year of 2005, our operating revenues will be Won 10 trillion, our average monthly revenue per user will be approximately Won 44,000, EBITDA margin will be approximately 42.0%, our marketing expenses over revenue will be approximately 18.5% and the number of cellular service subscribers will be approximately 19.2 million.

BUSINESS AND OPERATION PLANS FOR THE YEAR OF 2005 THROUGH 2009

Capital Expenditures

We expect that our capital expenditures will be approximately Won 1.6 trillion for the year of 2005, which includes capital expenditures of approximately Won 0.6 trillion that is related to W-CDMA, (commonly referred to as third generation wireless technology) and capital expenditures of approximately Won 1.27 trillion related to our network. Development of high speed download packet access (“HSDPA”) technology and dual band dual mode (“DBDM”) phones is expected to be completed in the first half of 2005, and we plan to roll out W-CDMA services in Seoul and other major cities of Korea.

Although we expect to spend a total of Won 0.8 trillion in connection with WiBro business, no capital expenditures are being considered for the year of 2005 except the capital contribution of Won 117 billion.

We expect that the above plan will help us maintain and improve our competitive position in the market.

Growth Strategy

SK Telecom growth strategy consists of the following plans.

     Global Business. SK Telecom intends to concentrate on communications business on its value chain using its existing resources and capabilities. SK Telecom intends to expand its global business by moving from simply exporting solution products with no operational involvement to implementing operational business models on a global basis.

     SK Telecom plans to develop a mobile virtual network operator (“MVNO”) business with EarthLink, Inc., one of the top three internet service providers in the United States, with the planned investment of USD 220 million over the course of 3 years starting 2005. SK Telecom plans to offer MVNO services in September 2005 and aims to have the subscriber base of 3.3 million, or market share of 2% in the United States, and annual sales revenue of USD 2.4 billion by the end of 2009. SK Telecom anticipates an internal rate of return in respect of the MVNO business of approximately 30% or more.

     Subsidiaries. TU Media Corp. is anticipated to launch its commercial satellite digital multimedia broadcasting services (“satellite DMB services”) in May 2005. SK Teletech Co., Ltd. has established a joint venture and obtained a license for manufacturing CDMA handsets in December 2004 and will launch its own brand handsets starting February 2005. SK Telecom expects the number of the satellite DMB services subscribers to reach approximately 0.6 million by the end of 2005 and approximately 1.4 million by the end of 2006.

     Convergence/Ubiquitous. SK Telecom expects to promote WiBro business while minimizing investment cost and maximizing synergy effect by using its cellular phone infrastructure and sharing stations. SK Telecom also intends to diversify its wireless-oriented business by converging it with other business areas.

     Core Business. SK Telecom will continue to expand services linking wire and wireless services and expand its data business domain into more diversified fields.

Shareholder Value Management

     SK Telecom has a goal to increase the dividend payout ratio from 25% to 35%.

     In January 2005, SK Telecom became the first Korean company to adopt a system under which an independent auditor is allowed to access to the financial information of the company on an unlimited basis if requested from time to time. Also, SK Telecom plans to expand the number of Outside Directors by amending the Articles of Incorporation at the 2005 General Shareholders’ Meeting so that the Outside Directors would account for a majority of SK Telecom’s Directors.

     SK Telecom is undertaking each of these initiatives to increase shareholder value and confidence.

Marketing Expenses

     SK Telecom plans to focus its marketing budget on (i) maintaining its market competitiveness as the number portability system has been implemented in full swing, and (ii) promoting its new services such as W-CDMA, satellite-based digital multimedia broadcasting and telematics. SK Telecom has not allocated marketing expenses for the WiBro business for 2005.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.
By:	/s/ Sung Hae Cho
	Name:	Sung Hae Cho
	Title:	Vice President

Date: February 4, 2005